February 6, 2006





Mr. Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002


      Re:  Nicholas Financial, Inc.
           Form 10-KSB for year ended March 31, 2005
           File No. 0-26680

Dear Mr. Walker:

      This letter sets forth the responses of Nicholas Financial, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the above referenced filing. The Staff's comments were provided to the Company in a letter dated January 25, 2006.

      In connection with responding to these comments, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald Walker
Securities and Exchange Commission
Page 2


Form 10-KSB for the year ended March 31, 2005

Notes to Consolidated Financial Statements

Note 7 - Derivatives and Hedging, page 47

1. We note that you use interest rate swaps to hedge the variability of interest payments on your floating rate line of credit and that you have entered into various interest rate option agreements. We also note that there has historically been no ineffectiveness associated with your hedges. Please provide us with the following additional information:

      o If you use the shortcut method to assess the effectiveness of hedges of your floating rate line of credit, tell us how you determined that these hedges met each of the conditions in paragraph 68 of SFAS 133 to qualify for shortcut treatment.

            Response:

                  In June 2001, management researched and adopted the shortcut method after establishing that the Company was in compliance with the requirements to utilize the shortcut method with its initial adoption of SFAS 133. The following addresses the Company's compliance with the applicable conditions of paragraph 68, as amended, of SFAS 133.

                  a. The Company's notional amounts of its interest rate swaps match the designated principal amount of the interest-bearing liability (Credit Line).

                  b. The hedging instruments are solely interest rate swaps and there are no compound derivatives in the Company's hedging activities. The fair value of all interest rate swaps executed by the Company is zero at inception. The Company does not use brokers or pay any fees associated with executing interest rate swaps.

                  c. The interest rate swaps executed by the Company have a fixed rate throughout the term and the variable rate of the Company's Credit Line is based on the same index (LIBOR) used in the swaps. Each net settlement is based on the exact same formula.

                  d. The Credit Line held by the Company is not considered "prepayable" in accordance with SFAS 133. Implementation Issue No. E6 (DIG E6) provides guidance with respect to which terms, clauses or other provisions may cause an instrument to be prepayable under paragraph 68(d) of SFAS 133. We considered the provisions and rights of the creditor and debtor under the Credit Line agreement noting no conditions that would not permit the Company to apply the shortcut method. Of primary concern was a termination provision allowing the Company to terminate the Credit Line agreement upon payment of all outstanding

Mr. Donald Walker
Securities and Exchange Commission
Page 4

                        amounts and a graded early termination fee. According to DIG E6 a liability is considered to be prepayable when one party to the contract has the right to cause payment of the principal prior to the scheduled payment date unless the debtor has the right to cause settlement of the entire contract before its stated maturity at an amount that is always greater than the fair value of the contract absent that right. Although the Company may terminate the Credit Line prior to scheduled maturity, it may not do so without paying a prepayment penalty. Hence the call option embedded in the Credit Line requires prepayment above fair value and should not be considered a prepayment provision of paragraph 68(d) of SFAS 133.

                  dd. The Company's Credit Line is based on 30-day LIBOR (i.e., a benchmark interest rate) and each of the Company's interest rate swaps are also based on 30-day LIBOR.

                  e. There are no other terms in the Company's interest rate swaps or the Credit Line agreement that would invalidate the assumption of no ineffectiveness.

                  i. All interest receipts or payments on the Company's variable rate Credit Line during the terms of the swaps are designated as hedged, and no interest payments beyond the terms of the swap are designated as hedged.

                  j. There are no floors or caps on any of the interest rate swaps the Company has executed.

                  k. The repricing dates of the Company's interest rate swaps mirror the repricing dates on the Company's variable rate Credit Line. The interest rate swaps reprice monthly based on 30-day LIBOR corresponding exactly with the 30-day LIBOR pricing option used by the Company on its Credit Line.

      o Tell us how you use interest rate option agreements. For example, tell us whether the option agreements are used in conjunction with the interest rate swaps hedging your floating rate line of credit or if they are used in a separate hedging strategy. If applicable, describe the separate hedging strategy, tell us if you use the shortcut method to assess the effectiveness of the hedges and tell us how you determined that the hedges met each of the conditions in paragraph 68 of SFAS 133 to qualify for shortcut treatment.

            Response:

                  In June 2001, prior to the adoption of SFAS 133, the Company amended two interest rate swaps to eliminate caps that were embedded in their respective agreements. Unfortunately, the Company failed to amend the disclosure in Note 7 (Derivatives and Hedging) to eliminate the following statement: "The Company has also entered into various interest rate option agreements with maturities through May 17, 2004". The Company will make the necessary correction to this footnote on a go forward basis.

Mr. Donald Walker
Securities and Exchange Commission
Page 4


      If you have any questions or require any further information concerning the filing, please call the undersigned at (727) 726-0763.



                                                     Very truly yours,


                                                     /s/ Ralph T. Finkenbrink
                                                     --------------------------
                                                     Ralph T. Finkenbrink
                                                     CFO & Sr. Vice President






cc:   Mr. Todd Pfister - Foley and Lardner LLP
      Mr. Jeffery C. Bryan - Dixon Hughes PLLC
      Mr. C. Matt Whitmire - Dixon Hughes PLLC